Anglo Swiss Resources Inc.

#1904 - 837 West Hastings Street

Vancouver, B.C.  V6C 3N7

Tel: 604-683-0484                                      Fax: 604-683-7497

REPORT TO SHAREHOLDERS

for the

ANNUAL GENERAL MEETING

December 15, 2003

The current increase in the price of gold to over $US350 per ounce and an overall improvement in the outlook for the mining industry, has presented an opportunity for the Company through its option joint venture partner to reactivate the Kenville Mine property near Nelson, British Columbia.

The option joint venture partner may earn a 70% interest to the mineral rights on the property (the Company maintains 100% ownership of the surface rights, facilities, buildings, equipment etc.), by paying the Company $100,000 and expending $700,000 over a three-year exploration period, ending August 29, 2006.  The Optionee may at any time during the three-year period elect to form a Joint Venture to put the property back into production.  This agreement provides many opportunities to advance the Kenville Mine property through exploration of both existing underground workings and new surface discoveries made on previously unexplored area of the property.

The Company has retained control of the Blu Starr Gemstone property, as the three-year Joint Participation Agreement with Hampton Court Resources lapsed on April 30, 2003. Hampton Court Resources has earned a 10% working interest in this property to-date, and a further 10% is under joint review of the expenditures.   The Company intends to perform drilling and trenching of the alluvial held within the placer claims along the valley floor.  A report, filed with the TSX Exchange in 2001, recommended approximately 500 meters of trenching and 12 drill holes in highly prospective areas for gemstone concentrations at bedrock.  The Company intends to implement this program upon raising sufficient funding.

A large flake graphite discovery outcropping over 2,000 meters has also been discovered on the Blu Starr Property and is now controlled by the Company as an agreement signed with Crystal Graphite Corporation lapsed on December 31, 2002.  No exploration is currently planned for this discovery but the Company is reviewing the industrial market for flake graphite.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting joint venture partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  The Company has divested itself of its interests in Ecuador in the year ended 2001 and to-date has been unsuccessful in its attempt to sell its assets in Ecuador and may further write down the balance ($25,000) at year-end, 2003.

The Company currently has a working capital deficiency of $325,301 at September 30, 2003 and the Company is currently attempting to raise funds for general working capital and exploration programs for the upcoming year.

For Investor Relations purposes, management maintains a website containing corporate overviews, news releases and relative information in its pursuit of establishing economic concentrations of minerals.  The services of CCNMathews are utilized to disseminate all news releases and corporate updates throughout the United States and Canada.  All financials, information circulars and reports are filed electronically with SEDAR, EDGAR and mailed via Canada Post to registered shareholders and those shareholders maintained under National Instrument 54-101.  All documentation is available upon request.

On behalf of the Board of Directors,

Anglo Swiss Resources Inc.

Per:      “Len Danard”

              President

ANGLO SWISS RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the members (“shareholders”) of Anglo Swiss Resources Inc. (the “Company”) will be held at the boardroom of Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, on Monday, December 15, 2003 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive the annual report, consisting of the report of the directors, the audited financial statements of the Company for the year ended December 31, 2002 and the report of the auditors thereon.

2.

To re-appoint PricewaterhouseCoopers, Chartered Accountants, as auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration for the ensuing year.

3.

To fix the number of directors for the ensuing year at three (3).

4.

To elect directors for the ensuing year.

5.

To consider other matters, including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any adjournment thereof.

Specific details of the above items of business are contained in the Company’s Information Circular as of November 12, 2003, which accompanies this Notice and together with the management’s Instrument of Proxy, which also accompanies this Notice, will form a part hereof and must be read in conjunction with this Notice.

Shareholders of record at the close of business on November 12, 2003 will be entitled to notice of and to attend and vote at, the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to read the notes (the “Notes”) accompanying the Instrument of Proxy enclosed therewith and then complete, sign, date and return the Instrument of Proxy within the time set out in the Notes.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th. Floor, Toronto, Ontario, M5J 2Y1 (facsimile in North America 1-866-249-7775; outside North America 416-263-9524) before the close of business on December 10, 2003.

DATED at Vancouver, British Columbia, this 12th. Day, November 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Leonard R. Danard”

Leonard R. Danard
Chief Executive Officer

ANGLO SWISS RESOURCES INC.

INFORMATION CIRCULAR

Unless otherwise specified herein, this Information Circular contains information as at November 12, 2003.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anglo Swiss Resources Inc. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held on Monday, December 15, 2003 at 10:00 a.m. at the boardroom of Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.  The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute Instruments of Proxy.

Because many of the Company’s shareholders are unable to attend the Meeting in person, the Board of Directors solicits proxies by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting.  Shareholders who expect to be unable to attend the Meeting in person should:

(a)

read this Information Circular carefully;

(b)

specify their choice on each matter by marking the appropriate box on the enclosed Instrument of Proxy; and

(c)

sign, date and return the Instrument of Proxy to the Company’s Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th. Floor, Toronto, Ontario, M5J 2Y1 (facsimile in North America 1-866-249-7775; outside North America 416-263-9524) before the close of its business on December 10, 2003.

To be valid, the Instrument of Proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation.  If the Instrument of Proxy is executed by an attorney for an individual shareholder or by an officer, attorney or representative of a corporate shareholder, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, must accompany the Instrument of Proxy.

APPOINTMENT AND VOTING OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and/or officers of the Company.  A shareholder has the right to appoint another person to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of the shareholder’s nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.  The proxyholder will, if the instructions contained in the Instrument of Proxy are certain and if the Instrument of Proxy is duly completed and delivered and has not been revoked, be voted on any poll, and where a choice is specified with respect to any matter to be acted upon, the shares represented by the proxy will be voted on any poll in accordance with the specifications so made.  Unless otherwise indicated by the shareholder, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated in the Instrument of Proxy.  The Instrument of Proxy also confers upon the proxyholder discretionary authority to vote all shares represented by the proxy with respect to amendments or variations to matters identified in the notice or any other matter that properly comes before the Meeting.  At the time of printing this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by:

(a)

signing an Instrument of Proxy bearing a later date and depositing it at the place and within the time aforesaid;

(d)

signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed, as set out in the notes to the Instrument of Proxy) and either delivering the same to the registered office of the Company at P.O. Box 10026, Pacific Centre South, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it at which the Instrument of Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Instrument of Proxy is to be used shall have been taken;

(e)

attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such Instrument of Proxy shall be deemed to have been revoked; or

(f)

in any other manner provided by law.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At the close of business on November 12, 2003, 44,825,688 common shares without par value of the Company were issued and outstanding, each such share carrying the right to one vote at the meeting.  There are no other classes of voting securities outstanding.  Only those holders of record of the Company’s common shares on November 12, 2003 are entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company as at November 12, 2003, there are no persons that, individually or together with other persons, beneficially own, directly or indirectly, or exercise control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company. Directors as a group control 7,480,224 or 16.68% or the voting securities outstanding.

Two holders of shares in the Company entitled to vote at the Meeting present in person or represented by proxy, holding in aggregate not less than 5% of the issued and outstanding shares of the Company, shall constitute a quorum.

ELECTION OF DIRECTORS

The Board of Directors of the Company is currently comprised of three persons.  It is intended the number of Directors of the Company for the ensuing year will be comprised of three persons following the Meeting.  The individuals named in the following table are proposed by management for re-election as Directors of the Company.  In accordance with the Articles of the Company, each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director pursuant to the Company Act (British Columbia).  The persons named in the enclosed Instrument of Proxy intend to vote the common shares represented by proxies, in which either of them is designated a proxyholder, for the election of nominees named in the Instrument of Proxy, unless authority to vote for such persons is withheld.  In the unanticipated event that a nominee is unable to or declines to serve as a Director at the time of the Meeting, the proxies will be voted at the discretion of the proxyholder to elect another nominee if presented, or to reduce the number of Directors accordingly.  As of the date of this Information Circular, the Board of Directors is not aware of any nominee who is unable to or who intends to decline to serve as a Director, if elected.

As at the date of this Information Circular, the Company had not received any nominations for Directors under Section 111 of the Company Act (British Columbia) as set out in the Advance Notice of Annual General Meeting published in The Vancouver Sun newspaper on October 17, 2003.

The following information concerning the respective nominees for the position of Director of the Company has been furnished by each of them.

Name of Nominee, Municipality of Residence and Present Position with the Company	Principal Occupation	Date Appointed to the Board	Common Shares Owned
Leonard R. Danard(1) Calgary, Alberta Chief Executive Officer, President and Director	Chief Executive Officer and President of the Company	December 14, 1992	3,950,066
Leroy R.T. Wolbaum(1) Nelson, British Columbia Director	Businessman	August 30, 1993	1,549,020
Christopher C. Robbins White Rock, British Columbia Vice President and Director	Vice President of the Company; Businessman	November 25, 1994	1,981,138

(1)

A member of the Audit Committee of the Company

The management of the Company does not expect that any of the nominees will be unable to serve as Directors but, in that event, discretionary authority may be exercised to vote for a substitute.

Standing Committees

To assist in the discharge of its responsibilities, the Board has designated two standing committees:  an Audit Committee and a Communications Committee.

The Audit Committee currently consists of Leonard Danard and Leroy Wolbaum.  Of these two Directors, Mr. Danard is involved in the daily operations of the Company.  The Audit Committee, with the advice of the Company’s external auditors, assists the Board of Directors in fulfilling its responsibilities for the Company’s accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, reviewing the adequacy of the system of internal controls, reviewing any relevant accounting and financial matters and recommending the appointment of external auditors.  This Committee also provides a mechanism for communication between the Board of Directors and the Company’s external auditors.

The Communications Committee currently consists of Leonard Danard and Christopher Robbins.  This Committee is responsible for overseeing the Company’s need to provide timely discharge of information to shareholders, media representatives and relevant regulatory agencies, among others.

Compensation of Directors

No compensation was paid to the Directors during the fiscal year ending December 31, 2002, in their capacity as Directors, other than in the form of stock option grants as described below.  See “Executive Compensation” for disclosure of the compensation paid to Mr. Danard as Chief Executive Officer.

The following table (if required) sets forth information respecting individual grants of options to purchase common shares of the Company to Directors, made during the most recently completed financial year.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

OPTIONS GRANTED TO DIRECTORS
DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Leonard Danard	Director	Yes	400,000	$0.10	01/23/2007	NIL
Leroy Wolbaum	Director	Yes	200,000	$0.10	01/23/2007	NIL
Chris Robbins	Director	Yes	400,000	$0.10	01/23/2007	NIL

STATEMENT ON CORPORATE GOVERNANCE

The Company has generally adopted the guidelines for effective corporate governance proposed by The Toronto Stock Exchange and the Toronto Venture Exchange (collectively, the “Guidelines”).  The Guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.  The Company’s approach to corporate governance is set forth below.

Mandate of the Board

The mandate of the Board is to manage corporate governance matters pertaining to the business and affairs of the Company.  In fulfilling its mandate, the Board as a whole oversees the development and application of policies regarding corporate governance and dealing with corporate governance issues and is responsible for:

(a)

adoption of a strategic planning process for the Company;

(g)

identification of the principal risks of the Company’s business and ensuring the implementation of the appropriate systems to manage these risks;

(h)

succession planning for the Company, including identifying, appointing, training and monitoring senior management;

(i)

overseeing the integrity of the Company’s internal controls and management information systems; and

(j)

maintaining a continuing dialogue with management in order to ensure the ability to respond to changes, both internal and external, which may affect the Company and its business operations from time to time.

In carrying out its mandate the Board holds at least four regular meetings annually, and from its members has established two committees with specific responsibilities, namely an Audit Committee and a Communications Committee.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Company’s business and the opportunities or risks which the Company faces from time to time.

Composition of the Board

The Guidelines recommend that a board of directors be constituted with a majority of individuals who come within the description of “unrelated directors”.  An “unrelated director” is defined as a director who is independent of management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.  The Guidelines also recommend that in the circumstances where a corporation has a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors) the board of directors should include a number of directors who do not have interests in or relationships with the corporation or the significant shareholder and which fairly reflects the investment in the corporation by the shareholders other than the significant shareholder.

The Board has determined that of its three current Directors, one is an unrelated Director.  The Board considers the following individuals to be related Directors:  Leonard Danard because he is President and Chief Executive Officer, Christopher Robbins because he is Vice President.  The number of directors to be fixed for the coming year remains at three, of whom one Director is expected to be unrelated.  The Company does not have a significant shareholder, and the Board considers its size of three directors to be appropriate at the current time.  However, as the Articles of the Company and the Company Act (British Columbia) entitle the Board to appoint one additional Director before the next meeting of shareholders is held, the Board may use this power to add to the breadth of its experience and expertise.  The functions of the Committees of the Board of Directors are described above under the heading “Standing Committees”.

Aside from its Audit Committee and Communications Committee, the Board has not designated any other committee.  Given there are currently only three members of the Board, the Board as a whole remains responsible for performing the functions that may otherwise be given to an executive committee or a compensation committee.  The Board intends to remain sensitive to corporate governance issues and will re-examine the need for additional measures, control mechanisms and structures (including committees) from time to time as the Company resources permit.

Decisions Requiring Prior Board Approval

In addition to matters which must, by law or by the Articles of the Company, be approved by the Board, management is required to seek Board approval for major transactions.

Nomination for New Directors

The Company does not currently provide a formal orientation program for new Directors.  However, it is the Board’s intention that as and when a new nominee is identified, they will ensure that a full program of orientation and education is provided for the nominee, including (but not limited to) provision of a complete corporate history, including copies of past minutes of meetings of the Board of Directors, as well as information regarding the Company’s business and operations.

Outside Advice

In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company.  The engagement of the outside professional advisor would be subject to approval of the Board acting in discharge of its duties to manage corporate governance matters.

EXECUTIVE COMPENSATION

Report on Executive Compensation

Composition of the Compensation Committee

The Board of Directors has not designated a compensation committee.  Instead, the responsibilities that would otherwise go to such a committee remain with the Board (see “Statement on Corporate Governance” appearing above).  Currently, the Company has three executive officers:  Leonard Danard (President and Chief Executive Officer), Christopher Robbins (Vice President) and Brian R. Canfield (Secretary).  In making compensation decisions, the Board intends to meet at such times as is appropriate.

Executive Compensation Policies and Programs

The objectives of the Company’s compensation policies and programs for executive officers are to motivate and reward executive officers for the achievement of significant corporate and functional objectives, recruit and retain executive officers of a high calibre and align the interests of the executive officers with the interests of shareholders and the intermediate and long term objectives of the Company.  Achievement of these objectives will contribute to an increase in shareholder value.

The Company’s compensation policies and programs for executive officers currently consists of a base salary and long term incentive compensation in the form of stock options.  As a general rule for establishing compensation for executive officers, the Board considers the executive’s performance, experience, position within the Company and industry compensation surveys.  The Board of Directors uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis.

Options for executive officers are granted initially at the time of employment.  Option grants for all employees including executive officers are reviewed on an annual basis.  The Company, in accordance with the policies of the Montreal Exchange, established the 1997 Stock Option Plan, from which all option grants are currently made.  Approval to amend and restate the 1997 Stock Option Plan was given at the Company’s June 25, 1999 Annual General Meeting.  The Amended and Restated Stock Option Plan allows for options for a total of 7,000,000 common shares to be granted to officers, directors, employees and consultants to the Company and/or its subsidiaries.  The 1997 Amended Option Plan was accepted upon the Company’s listing on the Toronto Venture Exchange (formerly the Canadian Venture Exchange) on October 1, 2001.  There are currently 6,500,000 options set to officers, directors, employees and consultants to the Company as at November 12, 2003, ranging in price from $0.10 to $0.68 and expiring at various dates between December 2003 and January 2007.

Compensation of the Chief Executive Officer

The principles for establishing, measuring and determining the compensation of the Chief Executive Officer follow the same philosophy as for other executives.  Leonard Danard was the Chief Executive Officer of the Company for the entire financial year ended December 31, 2002.  Mr. Danard’s compensation (base salary and options) was established by the Board of Directors in 1996 (see “Employment Agreements of Named Executive Officers; Change in Responsibilities” appearing below) and effective October 1, 2001 follows the guidelines and policies of the Toronto Venture Exchange.

Report presented by:

THE BOARD OF DIRECTORS

Leonard Danard
Leroy Wolbaum
Christopher Robbins

Executive Compensation

The following table sets forth the compensation for each of the Company’s last three financial years awarded to the Chief Executive Officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position in 2002 Fiscal Year	Year	Annual Compensation			Long Term Compensation	All Other Compensation
		Salary $	Bonus $	Other Annual Compensation $	Securities under Options Granted #
Leonard Danard Chief Executive Officer and President	December 31, 2002	$30,000	Nil	Nil	400,000	Nil
	December 31, 2001	$41,250	Nil	Nil	NIL	Nil
	December 31, 2000	$45,000	Nil	Nil	750,000	Nil

Employment Agreements of Named Executive Officers; Change in Responsibilities

Effective June 1, 1995, the Company entered into an employment agreement with its President and Chief Executive Officer, Leonard Danard, whereby Mr. Danard received a base salary of $130,000 per annum.  As a requirement for approval for listing of the Company Common Shares on the Montreal Exchange, Mr. Danard’s base annual salary was lowered to $45,000, effective October 18, 1996.  Upon the Company Common Shares listing on the Toronto Venture Exchange (formerly the Canadian Venture Exchange) on October 1, 2001, Mr. Danard’s base annual salary was lowered to $30,000 and is subject to annual review by the Board.  This agreement currently contains no provision for benefits other than by way of base salary and long- term incentive compensation in the form of stock options.  Either the Company or Mr. Danard may terminate this agreement by providing not less than three months written notice to the other.

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by any executive officer in the Company’s most recently completed or current financial year to compensate him in the event of termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where such compensation exceeds $100,000.

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as a long-term incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities or any other measure), was paid or distributed to Leonard Danard as Chief Executive Officer, or any other executive officer during the most recently completed financial year ended December 31, 2002.  See the discussion of “Incentive Stock Options” immediately below.

Incentive Stock Options

The management of the Company is of the view that to be able to attract the most suitable employees, officers and directors of the Company, it is often necessary to be able to offer them options to purchase shares of the Company, as an incentive or inducement.  There were no grants of options to purchase common shares of the Company to Leonard Danard as Chief Executive Officer, made during the most recently completed financial year.

The following table sets forth information with respect to the exercise of options during the financial year ended December 31, 2002 by Mr. Danard and the number and value of unexercised options held as at December 31, 2002.

AGGREGATED OPTION EXERCISES DURING THE
FINANCIAL YEAR ENDED DECEMBER 31, 2002 AND
OPTION VALUES AS AT DECEMBER 31, 2002.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at December 31, 2002 Exercisable/ Unexercisable	Value of Unexercised in the Money Options at December 31, 2002 Exercisable/ Un-exercisable
Leonard Danard	Nil	Nil	1,750,000/ 1,750,000	Nil/Nil

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the Directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, has or has had any material interest, direct or indirect, in any transaction during the past year, or in any proposed transaction, which has materially affected or will materially affect the Company, other than as disclosed herein.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers, Chartered Accountants, has acted as the Company’s auditors since November 1981.  The management of the Company proposes that PricewaterhouseCoopers continue in this capacity until the next Annual General Meeting of shareholders, at a remuneration to be fixed by the Directors.

The persons named in the enclosed Instrument of Proxy intend to vote the common shares represented by proxy for which either of them are appointed proxyholder, for the appointment of PricewaterhouseCoopers as the Company’s auditors at remuneration to be fixed by the Board of Directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company is not aware of any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting.  However, if other matters do properly come before the Meeting, the persons named in the accompanying Instrument of Proxy intend to vote on them in accordance with their best judgment.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 12th  day of November, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Leonard R. Danard”

Leonard R. Danard
Chief Executive Officer

<B><I>New Proxy

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

                              ANGLO SWISS RESOURCES INC.

                                  (the "Company")

TO BE HELD AT

 THE BOARDROOM OF COMPUTERSHARE TRUST COMPANY, 2ND. FLOOR, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA.

ON MONDAY, DECEMBER 15TH . 2003, AT 10:00 AM.

The undersigned member (a “Registered Shareholder”) of the Company hereby appoints, Leonard Danard, a Director of the Company, or failing this person, Christopher Robbins, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 3
		For	Withhold
2.	To elect as Director, Danard, Leonard
3.	To elect as Director, Robbins, Christopher
4.	To elect as Director, Wolbaum, Leroy

5.	To appoint PriceWaterhouseCoopers as Auditors of the Company
		For	Against
6.	To authorize the Directors to fix the auditors' remuneration

7.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

5.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524

ANGLO SWISS RESOURCES INC

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

November 18, 2003

Via SEDAR

B.C. Securities Commission

5th Floor

701 West Georgia Street

Vancouver, B.C. V7Y 1M2

RE:

Anglo Swiss Resources Inc.

Mailing of Annual General Meeting Material

We confirm that prior to the above date, the following material issued by the Company was forwarded by prepaid first class mail to all the registered members of the Company.

1.

Notice of Annual General Meeting

2.

Report to Shareholder

3.

Information Circular

4.

Audited Annual Financial Statements for the year ended December 31, 2002(1)

5.

Management’s Discussions and Analysis for the year ended December 31, 2002(1)

6.

Proxy & Return Envelope

7.

Supplemental Return Card

(1)

Included by reference to EDGAR Project  filed June 26, 2003 under Form 20F.

We also confirm that the aforementioned material was sent by courier on November 17, 2003 to each intermediary who responded to the search procedures pursuant to Canadian Securities Administrator’s National instrument 54-101 regarding shareholder communications.

On behalf of the Board of Directors,

“Chris Robbins”

Vice President

Anglo Swiss Resources Inc.

VIA SEDAR:

cc: Alberta Securities Commission

cc: Ontario Securities Commission

cc: Quebec Securities Commission

cc: Nova Scotia Securities Commission

cc: Toronto Venture Exchange

VIA EDGAR:

cc: US Securities & Exchange Commission, OTC BB